

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 29, 2009

Mr. Randy L. Kotler
Avatar Holdings Inc.
201 Alhambra Circle
Coral Gables, Florida 33134

> **RE:** **Avatar Holdings Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 17, 2008**
> **File #1-7395**

Dear Mr. Kotler:

We have reviewed your response letter dated January 5, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the quarterly period ended September 30, 2008

Land and Other Inventories, page 6

1. We appreciate your response to our prior comment one and the additional disclosure you intend to provide. Please revise future filings to clarify, if true, that excluding the impact of operating expenses relating to the operation of amenities and divisional overhead not associated with specific communities, your active adult and primary residential communities would not have incurred operating losses.

    In addition, we understand that your impairment analysis involves a significant number of assumptions that are subject to a substantial number of variables. However, your proposed disclosure appears too general in nature to provide an investor with sufficient information about potential impairments and management's insights and assumptions with regard to the recoverability of your remaining Land and Other Inventories balances. Therefore, we urge you to continue to find ways to provide quantitative information that conveys to investors the overall risks of recoverability of these assets. In addition, we also urge you to continue to fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff's view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of these assets, such information may be required to be disclosed if it would be material and useful to investors. For example, if you have significant amounts of inventory for which you determine the fair value is close to your book value, you should consider how you can constructively convey the potential risk associated with these inventory amounts. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your existing market conditions and enable them to better assess the likelihood of potential future impairments.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief